Telephone: 504-582-4000
1615 Poydras Street
New Orleans, LA 70112

P.O. Box 60004
New Orleans, LA 70160

October 27, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  McMoRan Exploration Co.
Registration Statement on Form S-3
Registration No. 333-121779

Ladies and Gentlemen:

McMoRan Exploration Co. (“McMoRan”) represents to the Securities and Exchange Commission (the “Commission”) and its Staff that McMoRan is responsible for the adequacy and accuracy of the disclosure in the above captioned Registration Statement No. 333-121779. McMoRan further represents to the Commission that should the Commission or its Staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, McMoRan will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

McMoRan EXPLORATION CO.

By: /s/ Nancy D. Parmelee
       Nancy D. Parmelee
       Senior Vice President,
       Chief Financial Officer and Secretary